Exhibit 99.1

Press Release	July 26, 2016

Cnova N.V. — 2nd Quarter 2016 Financial Results

AMSTERDAM, July 26, 2016, 07:45 CEST — Cnova N.V. (NASDAQ & Euronext in Paris: CNV, ISIN: NL0010949392) (“Cnova” or the “Company”) today announced its unaudited financial results for the second quarter 2016. The 1st half 2016 condensed consolidated financial statements will be included in our semi-annual report to be issued shortly.

•                  Cnova N.V.:

•                  GMV(1): €1,035 million (-3.7% constant currency)

•                  Marketplace share of GMV: 26.5% (+764 bps)

•                  Net sales: €665 million (-14.1% constant currency)

•                  Marketplace commissions: +42% y-o-y

•                  Gross margin(2): 12.9% (-96 bps)

•                  Operating EBIT(2): €(44) million

•                  Cdiscount France:

•                  GMV: €638 million (+12.6%)

•                  Marketplace share of GMV: 32.4% (+421 bps)

•                  Net sales: €392 million (+9.1%)

•                  Marketplace commissions: +43% y-o-y

•                  Gross margin: 14.3% (+41 bps)

•                  Operating EBIT: €(3) million

•                  1st Half 2016: GMV +15.6%; Operating EBIT up €11 million

•                  Cnova Brazil:

•                  GMV: €396 million (-19.7% constant currency)

•                  Marketplace share of GMV: 16.6% (+780 bps)

•                  Net sales: €273 million (-27.2% constant currency, ex-ICMS(3))

•                  Marketplace commissions: +65% y-o-y constant currency

•                  Gross margin: 10.8% (-300 bps)

•                  Operating EBIT: €(41) million

Cnova N.V. Key Figures (€ million, unaudited)	June 30, 2016	June 30, 2015 (restated(4))
2nd quarter(4):
GMV	1,035	1,141
Net sales	665	826
Gross profit	86	114
Gross margin	12.9%	13.8%
SG&A	(129)	(123)
Operating EBIT	(44)	(9)
o/w: France	(3)	(4)
Brazil	(41)	(1)
Ivory Coast & Holding	1	(4)
Net profit/(loss) from continuing activities	(116)	(24)
Adjusted EPS(2) continuing	(0.17)	(0.04)

Last 12 months:
Net cash from continuing operating activities	(131)	133
o/w Change in Operating Working Capital	38	138
Capex	(50)	(82)
Free cash flow	(181)	50

2nd Quarter 2016 Financial Performance

Cnova N.V.

•                  Gross merchandise volume (GMV) of Cnova N.V. amounted to €1,035 million for the 2nd quarter 2016
(-3.7% on a constant currency basis; -9.3% on a reported basis compared to the same period in 2015).

•                  The 2nd quarter 2016 marketplace share of GMV was 26.5% (+764 basis points year-on-year, or y-o-y).

•                  As of June 30, 2016, there were more than 12,700 active marketplace vendors (compared to more than 9,200 one year earlier).

•                  Net sales totaled €665 million in the 2nd quarter 2016 (y-o-y: -14.1% constant currency; -19.4% reported).

•                  Gross profit was €86 million with a corresponding margin of 12.9% (-96 basis points y-o-y). The improvements coming from increased marketplace contributions as well as new service revenue streams in France were more than offset in Brazil by lower B2C activity and the change of ICMS.

•                  SG&A costs amounted to €(129) million (19.4% of net sales) with increased marketing costs (by 70 basis points) and Tech & Content (by 100 basis points) in both France and Brazil.

•                  As a result, operating EBIT totaled €(44) million including €(3) million in France and €(41) million in Brazil. The operating loss reported during the 2nd quarter of 2016 amounted to €(86) million and included €(31) million in costs related to the internal review at Cnova Brazil.

•                  Net financial expense was €(23) million with overall stability y-o-y in Brazil and interest expense associated with the in-house administration of the installment payment plan in France.

•                  Net loss excluding discontinued operations amounted to €(116) million with an adjusted EPS of €(0.17).

•                  Cash Management

Last twelve months at June 30, 2016:

•                  Net cash from continuing operating activities at June 30, 2016, amounted to €(131) million and included a change in operating working capital of €38 million.

•                  Capex (purchase of property, equipment and intangible assets) was €(50) million.

•                  As a result, free cash flow was €(181) million, with €11 million at Cdiscount France and €(177) million at Cnova Brazil.

•                  Net financial debt(2) position at June 30, 2016 was €(288) million (including Cdiscount France €(91) million and Cnova Brazil €(286) million).

Cdiscount France

•                  GMV at Cdiscount France amounted to €638 million for the 2nd quarter of 2016 (+12.6% compared to the same period in 2015).

•                  The 2nd quarter 2016 marketplace share of GMV was 32.4% (+421 basis points y-o-y),

•                  As of June 30, 2016, there were close to 9,500 active marketplace vendors,

•                  The number of subscribers to the customer loyalty program, Cdiscount à volonté, was up 142% y-o-y.

•                  Net sales totaled €392 million for the 2nd quarter 2016 (y-o-y: +9.1%). Traffic growth moderated during the quarter while fixed and mobile device conversion rates increased significantly (e.g. smartphones: +30%). Best-selling product categories were TVs, toys and electronic games (up more than 20% increase y-o-y). Home appliances and furnishings grew in the high single digit range.

•                  Gross profit grew 12.2% to €56 million (gross margin: 14.3% compared to 13.9% in the 2nd quarter of 2015) and included the impact of an increased contribution from our marketplaces as well as new revenue coming from consumer finance service fees.

•                  SG&A costs (-€60 million) increased to -15.2% of net sales (versus -15.0% in 2Q15) as lower fulfillment costs were offset by higher marketing expenses (up 40 basis points), IT operating expenses and higher G&A costs in comparison to the 2nd quarter 2015.

•                  As a result, operating EBIT was slightly improved y-o-y at €(3) million in the 2nd quarter of 2016 (compared to -€4 million for the same period in 2015).

•                  Operational initiatives:

•                  Delivery service enhancements:

•                  Weekday delivery from 6:00 in the morning until 11:00 at night in the Paris metropolitan area;

•                  Sunday delivery service for large items in the Paris metropolitan and surrounding areas;

•                  Small item Delivery Express (within 2 hours) by appointment.

•                  The constant improvement in the Cdiscount’s Net Promoter Score results from new initiatives designed to promote customer satisfaction, including making the web site more accessible to a larger range of consumers as well as increasing call center quality.

•                  The number of marketplace vendors grew more than 1,150 during the quarter and at the end of the quarter 750 vendors were enrolled in Cdiscount’s fulfillment program.

•                  Cdiscount’s “You are richer than you think” advertising campaign is designed to reaffirm its price leadership positioning while highlighting that Cdiscount offers best-in-class delivery options and positions itself also on the medium to the upper part of the market.

•                  Perimeter changes:

•                  With a view of further improving free cash flow, Cdiscount Cameroun and Cdiscount Senegal as well as the specialty sites MonCornerDéco and Comptoir des Parfums were closed during the 2nd quarter 2016.

•                  Cdiscount Colombia is scheduled to be closed at the end of July 2016.

Cnova Brazil

•                  GMV amounted to €396 million (R$1,567)(5) for the 2nd quarter of 2016, representing a y-o-y decrease on a constant currency basis of -19.7%.

•                  During the same period, the marketplace share of GMV was 16.6% (+780 basis points y-o-y),

•                  During the 2nd quarter 2016, 850 active marketplace vendors were added to bring the total to more than 3,500 at June 30, 2016.

•                  2nd quarter 2016 net sales totaled €273 million (R$1,078 million) a y-o-y change of -27.2% on a constant currency basis and excluding the impact of the increase in Brazilian VAT on interstate transactions (ICMS) at the beginning of January 2016 (approximately -4.7%).

•                  Gross profit was €29 million (Gross margin 10.8% in the 2nd quarter 2016 compared to 13.8% in the 2nd quarter of 2015), strongly impacted by the competitive environment, less favorable purchasing conditions vs 2Q15 and to a lesser extent by the negative product mix impact.

•                  SG&A costs (-€71 million) increased to 25.9% of net sales. In the context of the ERP migration, SG&A were also negatively impacted by higher fulfillment costs due to lower warehouse productivity levels, higher customer service expenses and costs related to customer claims as well as higher tech and content costs, marketing expenses and G&A.

•                  As a result, operating EBIT was €(41) million in the 2nd quarter of 2016, compared to €(1) million for the same period in 2015.

•                  Operational initiatives:

•                  ERP migration with limited operational disruption;

•                  Continued efforts to offer competitive delivery times;

•                  Strong SEO traffic increase of 50%;

•                  New warehouse management system successfully deployed in May;

•                  Cajamar DC closing completed mid-July, closing of Campo Grande initiated; and

•                  Reduction of out-of-order stocks to 8% for best-selling products.

1st Half 2016 Financial Performance

•                  GMV at Cnova N.V. amounted to €2,169 million for the 1st half 2016 (+0.1% on a constant currency basis; -8.3% on a reported basis compared to the same period in 2015). Cdiscount France 1st half 2016 GMV was €1,370 million (+15.6%), while that of Cnova Brazil totaled €798 million (-15.5% constant currency, -32.3% reported).

•                  The 1st half 2016 marketplace share of GMV was 25.3%, an increase of +762 basis points y-o-y (Cdiscount France: 30.5%, +380 basis points; Cnova Brazil: 16.1%, +816 basis points).

•                  Net sales totaled €1,404 million in the 1st half 2016 (y-o-y: -10.5% constant currency; -18.4% reported). For the same period, net sales at Cdiscount France totaled €858 million (+12.4% y-o-y), while Cnova Brazil registered a -28.8% decline on a constant currency basis (-42.9% reported).

•                  Operating EBIT totaled €(72) million including €(1) million at Cdiscount France and €(68) million at Cnova Brazil.

•                  At Cdiscount France, in addition to the 15.6% and 12.4% y-o-y increases in GMV and net sales, respectively, the gross margin improved by 46 basis points and operating EBIT increased by €11 million.

Outlook

On July 22, 2016, Cnova announced the conclusion of the internal review at Cnova Brazil.

The Company’s key focus now is to improve operational management and actively pursue discussions with Via Varejo regarding its potential combination of Cnova Brazil(6).

Cnova continues to target continued improvement in reported operating EBIT for Cdiscount France.

***

End notes:

(1)         Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(2)         Non-GAAP financial measure. See Non-GAAP Definitions and/or Reconciliations sections of this press release for additional information.

(3)         Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer.  This has led to an estimated decrease in second quarter 2016 net sales at Cnova Brazil in the amount of approximately R$75 million (approximately €19 million).

(4)         Restatements, adjustments and reclassifications:

a.              1Q15 and 2Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

b.              2Q15 figures have been adjusted to take into account the disposal of MonShowroom in 3Q15.

c.               2Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam, (which have been both sold in 1Q16), Cdiscount Panama and Cdiscount Ecuador (both discontinued in 3Q15), Cdiscount Cameroon and Cdiscount Senegal (both discontinued in 2Q16) and Cdiscount Colombia (scheduled to be closed at the end of July 2016).

(5)         Brazilian real/Euro average exchange rate for the 2nd quarter: 2015 = R$3.40; 2016 = R$3.96.

(6)         For information: based on the current status of the discussions between the parties around the key terms of an agreement, Cnova has considered that conditions specified under IFRS 5 were not met at June 30, 2016, to consider the Contemplated Proposed Transaction with Via Varejo related to Cnova Brazil as highly probable. As a result, Cnova Brazil has been maintained as continuing activity at June 30, 2016.

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: Cnova’s ability to regain compliance with the NASDAQ Listing Rules for continued listing, the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; ongoing regulatory inquiries regarding inventory and accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2015,  filed with the U.S. Securities and Exchange Commission on July 22, 2016, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communications directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

Appendices

A.                2nd Quarter Consolidated Financial Statements (unaudited)

	2nd Quarter
Consolidated Income Statement (€ millions, unaudited)	2016	2015 (restated*)	Change
Net sales	665.3	825.6	-19.4%
Cost of sales	(579.6)	(711.4)	-18.5%
Gross profit	85.6	114.2	-25.0%
% of net sales (Gross margin)	12.9%	13.8%	-96 bps
SG&A (Selling, General & Administrative expenses)	(129.3)	(122.8)	+5.3%
% of net sales	-19.4%	-14.9%	-456 bps
Fulfillment	(69.1)	(67.6)	+2.3%
Marketing	(19.5)	(18.6)	+5.2%
Technology and content	(23.9)	(21.7)	+9.9%
General and administrative	(16.8)	(15.0)	+12.2%
Operating profit/(loss) from ordinary activities (Operating EBIT)	(43.6)	(8.6)
% of net sales	-6.6%	-1.0%
Other expenses	(42.1)	(8.6)
Operating profit/(loss)	(85.7)	(17.3)
Net financial income/(expense)	(23.3)	(15.1)
Profit/(loss) before tax	(109.0)	(32.3)
Income tax gain/(expense)	(6.5)	8.0
Net profit/(loss) from continuing operations	(115.5)	(24.4)
Net profit/(loss) from discontinued operations	(7.5)	(11.8)
Net profit/(loss) for the period	(123.0)	(36.2)
% of net sales	-18.5%	-4.4%
Attributable to Cnova equity holders	(121.7)	(32.2)
Attributable to non-controlling interests	(1.3)	(4.0)
Adjusted EPS (€) from continuing operations	(0.17)	(0.04)
Adjusted EPS (€) from discontinued operations	(0.01)	(0.02)
Adjusted EPS (€)	(0.18)	(0.06)

* Please see Page 12

Consolidated Balance Sheet (€ million, unaudited)	June 30, 2016	Dec. 31, 2015	June 30, 2015 (restated*)

ASSETS

Cash and cash equivalents	174.7	400.8	414.0
Trade receivables, net	138.7	129.7	121.4
Inventories, net	431.5	415.0	447.2
Current income tax assets	1.2	0.8	1.4
Other current assets, net	190.7	195.5	140.1
Total current assets	936.8	1,141.8	1,124.1

Other non-current assets, net	58.7	23.5	81.7
Deferred tax assets	11.8	11.6	60.9
Property and equipment, net	38.9	33.5	45.3
Intangible assets, net	120.5	116.9	139.6
Goodwill	458.7	391.4	494.0
Total non-current assets	688.6	576.9	821.5

TOTAL ASSETS	1,625.4	1,718.7	1,945.6

EQUITY AND LIABILITIES

Current provisions	13.3	7.5	0.7
Trade payables	870.0	1,216.0	1,022.4
Current financial debt	458.6	132.2	366.2
Current tax liabilities	43.4	51.3	37.6
Other current liabilities	198.2	178.4	88.7
Liabilities held for sale	—	—	1.9
Total current liabilities	1,583.5	1,585.4	1,517.5

Non-current provisions	11.0	11.8	10.3
Non-current financial debt	8.6	14.8	9.9
Other non-current liabilities	20.1	8.6	2.4
Deferred tax liabilities	—		1.6
Total non-current liabilities	39.7	35.2	24.2

Share capital	22.1	22.1	22.1
Reserves, retained earnings and additional paid-in capital	(22.7)	83.4	382.5
Equity attributable to equity holders of Cnova	(0.6)	105.5	404.6
Non-controlling interests	2.8	(7.4)	(0.7)
Total equity	2.2	98.1	403.9

TOTAL EQUITY AND LIABILITIES	1,625.4	1,718.7	1,945.6

* Please see Page 12

	Last Three Months		Last Twelve Months
Consolidated Cash Flow Statement at June 30 (€ millions, unaudited)	2016	2015 (restated*)	2016	2015 (restated*)
Net profit/(loss) from continuing operations	(115.1)	(24.1)	(342.9)	(88.0)
Net profit/(loss), attributable to non-controlling interests	(0.4)	(0.2)	(1.1)	0.7
Net profit (loss) for the period excl. discontinued operations	(115.5)	(24.4)	(344.0)	(87.3)
Depreciation and amortization expense	8.3	9.6	35.0	35.6
(Income) expenses on share-based payment plans	(0.0)	0.3	0.1	7.9
(Gains) losses on disposal of non-current assets and impairment of assets	2.6	0.7	20.1	8.8
Other non-cash items	—	—	0.5	0.8
Financial expense, net	23.3	15.1	84.0	56.7
Current and deferred tax (gains) expenses	6.5	(8.0)	38.5	(21.6)
Income tax paid	(1.2)	(1.6)	(3.4)	(6.1)
Change in operating working capital	76.3	28.9	38.1	137.7
Inventories of products	(12.9)	23.3	(1.8)	(110.2)
Trade payables	65.4	9.4	(35.9)	339.2
Operating payables	8.8	3.7	24.1	15.0
Operating receivables	8.1	21.0	(30.2)	(24.4)
Other	7.1	(28.5)	81.9	(81.9)
Net cash from/(used in) continuing operating activities	0.3	20.7	(131.0)	132.5
Net cash from/(used in) discontinued operating activities	(14.0)	(13.3)	3.4	(17.7)
Purchase of property, equipment & intangible assets	(14.2)	(21.3)	(50.4)	(82.3)
Purchase of non-current financial assets	—	—	(1.2)	(1.1)
Proceeds from disposal of prop., equip., intangible assets	0.3	0.1	3.0	0.9
Proceeds from disposal of non-current financial assets	—	0.0	(0.0)	4.8
Acquisition of an entity net of cash acquired	0.4	—	37.8	0.1
Investments in associates	(7.4)	0.1	(7.2)	(9.6)
Changes in loans granted (including to related parties )	(0.2)	(0.1)	0.5	(8.3)
Net cash from/(used in) continuing investing activities	(21.3)	(21.2)	(18.6)	(95.5)
Net cash from/(used in) discontinued investing activities	6.7	(0.6)	(23.7)	(4.2)
Changes in loans received	(11.3)	101.6	(50.0)	239.1
Transaction with owners of non-controlling interests	—	(1.6)	(5.4)	(9.6)
Proceeds from IPO, net of costs	—	—	—	143.2
Additions to financial debt	27.0	—	168.2	61.3
Repayments of financial debt	(27.9)	0.2	(49.7)	(0.6)
Interest paid, net	(6.3)	(14.2)	(75.8)	(61.7)
Net cash from/(used in) continuing financing activities	(18.6)	86.1	(12.7)	371.7
Net cash from/(used in) discontinued financing activities	7.3	1.8	11.1	0.9
Effect of changes in foreign currency translation adjustments	27.8	(5.7)	(67.1)	(41.7)
Change in cash and cash equivalents from continuing operations	(10.7)	80.6	(227.6)	366.6
Change in cash and cash equivalents from discontinued operations	(1.0)	(12.8)	(11.1)	(20.7)
Cash and cash equivalents, net, at period begin	185.3	344.5	412.3	66.4

Cash and cash equivalents, net, at period end	173.6	412.3	173.6	412.3

* Please see Page 12

B.                Additional 2nd Quarter Financial Information (unaudited)

	2nd Quarter		Change
Key Figures (€ millions, unaudited)	2016	2015 (restated*)	Reported	Constant Currency
Gross merchandise volume (GMV)	1,034.7	1,140.7	-9.3%	-3.7%
Cdiscount France	638.0	566.5	+12.6%
Cnova Brazil	396.4	574.0	-30.9%	-19.7%
Cdiscount Ivory Coast	0.3	0.3	+6.8%
Net sales	665.3	825.6	-19.4%	-14.1%
Cdiscount France	392.5	359.9	+9.1%
Cnova Brazil	272.5	465.4	-41.4%	-31.9%
Cdiscount Ivory Coast	0.3	0.3	-3.8%
Gross profit	85.6	114.2	-25.0%
% of net sales (Gross margin)	12.9%	13.8%
Cdiscount France	56.3	50.2	+12.2%
Gross margin	14.3%	13.9%
Cnova Brazil	29.3	64.1	-54.2%
Gross margin	10.8%	13.8%
Cdiscount Ivory Coast	0.0	(0.0)
Gross margin	4.6%	-12.2%
SG&A	(129.3)	(122.8)	+5.3%
Cdiscount France	(59.7)	(54.1)	+10.3%
Cnova Brazil	(70.6)	(64.8)	+9.0%
Cdiscount Ivory Coast & Holding	1.0	(4.0)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(43.6)	(8.6)
% of net sales (EBIT margin)	-6.6%	-1.0%
Cdiscount France	(3.4)	(3.9)	-14.5%
EBIT margin	-0.9%	-1.1%
Cnova Brazil	(41.2)	(0.7)
EBIT margin	-15.1%	-0.1%
Cdiscount Ivory Coast & Holding	1.0	(4.0)
Net Financial Income/(Expense)	(23.3)	(15.1)	+54.4%
Cdiscount France	(8.4)	(1.0)
Cnova Brazil	(21.6)	(20.7)	+4.3%
Cdiscount Ivory Coast & Holding	6.7	6.6	+6.8%

* Please see Page 12

C.                2nd Quarter 2015 restatement / IFRS 5 reconciliation

	2nd Quarter 2015
Cnova N.V.	Restated*	Original before IFRS 5
(€ millions, unaudited)	(as of June 30, 2016)	(as of June 30, 2015)	Change
GMV	1,140.7	1,154.1	-13.4
Cdiscount France	566.5	572.4	-5.9
Cnova Brazil	574.0	571.7	+2.3
Net sales	825.6	836.7	-11.1
Cdiscount France	359.9	364.3	-4.4
Cnova Brazil	465.4	463.5	+1.9
Gross profit	114.2	107.6	+6.6
Cdiscount France	50.2	50.6	-0.4
Cnova Brazil	64.1	57.9	+6.2
SG&A	(122.8)	(131.3)	+8.5
Cdiscount France	(54.1)	(55.5)	+1.4
Cnova Brazil	(64.8)	(64.2)	-0.6
Cdiscount Ivory Coast & Holding	(4.0)	(11.6)	+7.6
Operating profit/(loss) from ordinary activities (Operating EBIT)	(8.6)	(23.7)	+15.1
Cdiscount France	(3.9)	(4.9)	+1.0
Cnova Brazil	(0.7)	(6.3)	+5.6
Cdiscount Ivory Coast & Holding	(4.0)	(12.5)	+8.5

* Please see Page 12	Not previously disclosed

D.                Selected 1st Half Financial Information (unaudited)

	1st Half		Change
Key Figures (€ millions, unaudited)	2016	2015 (restated*)	Reported	Constant Currency
Gross merchandise volume (GMV)	2,169.1	2,365.3	-8.3%	+0.1%
Cdiscount France	1,370.4	1,185.8	+15.6%
Cnova Brazil	798.2	1,179.0	-32.3%	-15.5%
Cdiscount Ivory Coast	0.5	0.5	+14.9%
Net sales	1,404.4	1,720.9	-18.4%	-10.5%
Cdiscount France	857.8	763.4	+12.4%
Cnova Brazil	546.2	957.1	-42.9%	-28.8%
Cdiscount Ivory Coast	0.5	0.4	+7.8%
Gross profit	179.0	229.6	-22.1%
% of net sales (Gross margin)	12.7%	13.3%
Cdiscount France	121.5	104.7	+16.1%
Gross margin	14.2%	13.7%
Cnova Brazil	57.4	125.1	-54.1%
Gross margin	10.5%	13.1%
Cdiscount Ivory Coast	0.0	(0.2)
Gross margin	7.8%	-44.8%
SG&A	(250.6)	(259.8)	-3.5%
Cdiscount France	(123.0)	(116.7)	+5.4%
Cnova Brazil	(125.2)	(135.3)	-7.4%
Cdiscount Ivory Coast & Holding	(2.4)	(7.7)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(71.7)	(30.1)
% of net sales (EBIT margin)	-5.1%	-1.8%
Cdiscount France	(1.5)	(12.0)
EBIT margin	-0.2%	-1.6%
Cnova Brazil	(67.9)	(10.2)
EBIT margin	-12.4%	-1.1%
Cdiscount Ivory Coast & Holding	(2.4)	(7.9)
Net Financial Income/(Expense)	(45.6)	(21.6)	+110.9%
Cdiscount France	(18.7)	(1.7)
Cnova Brazil	(39.5)	(29.9)	+32.0%
Cdiscount Ivory Coast & Holding	12.7	10.0	+26.4%

* Please see Page 12

E.                1st Half 2015 restatement / IFRS 5 reconciliation

	1st Half 2015
Cnova N.V.	Restated*	Original before IFRS 5
(€ millions, unaudited)	(as of June 30, 2016)	(as of June 30, 2015)	Change
GMV	2,365.3	2,402.3	-37.0
Cdiscount France	1,185.8	1,197.5	-11.7
Cnova Brazil	1,179.0	1,185.5	-6.5
Net sales	1,720.9	1,752.2	-31.3
Cdiscount France	763.4	772.3	-8.9
Cnova Brazil	957.1	962.2	-5.1
Gross profit	229.6	220.8	+8.8
Cdiscount France	104.7	105.1	-0.4
Cnova Brazil	125.1	117.3	+7.8
SG&A	(259.8)	(272.5)	+12.7
Cdiscount France	(116.7)	(119.5)	+2.8
Cnova Brazil	(135.3)	(133.3)	-2.0
Cdiscount Ivory Coast & Holding	(7.7)	(19.7)	+12.0
Operating profit/(loss) from ordinary activities (Operating EBIT)	(30.1)	(51.7)	+21.6
Cdiscount France	(12.0)	(14.3)	+2.3
Cnova Brazil	(10.2)	(16.0)	+5.8
Cdiscount Ivory Coast & Holding	(7.9)	(21.4)	+13.5

*                 Restatements, adjustments and reclassifications:

•                  1Q15 and 2Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 - see our 2015 annual report on form 20-F on pages iv, 95 and F13 for more details.

•                  2Q15 figures have been adjusted to take into account the disposal of MonShowroom in 3Q15.

•                  2Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam, (which have been both sold in 1Q16), Cdiscount Panama and Cdiscount Ecuador (both discontinued in 3Q15), Cdiscount Cameroon and Cdiscount Senegal (both discontinued in 2Q16) and Cdiscount Colombia (scheduled to be closed at the end of July 2016).

Not previously disclosed

F.                 Definitions

Adjusted EPS or Adjusted earnings per share — calculated as adjusted net profit/(loss) divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Adjusted net profit/(loss) — calculated as net profit/(loss) before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Free cash flow — Net cash from/(used in) operating activities less purchase of property and equipment and intangible assets as presented in the consolidated cash flow statement. See “Non-GAAP Reconciliations” section for additional information.

Gross margin — Gross profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross merchandise volume (GMV) - Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

Marketplace share — Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EBITDA — calculated as operating profit/(loss) from ordinary activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information.

Operating profit/(loss) from ordinary activities (Operating EBIT) — calculated as operating profit/(loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet.  This non-GAAP measure is not being employed anymore as we prefer to rely on Change in Operating Working Capital as presented in the Consolidated Cash Flow Statement.

Other expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Cash loss from activities — calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus (income)/expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

Unique customer — customers who have purchased at least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

G.               NON-GAAP RECONCILIATIONS

In addition to disclosing financial results in accordance with International Financial Reporting Standards, or IFRS, this earnings release contains non-GAAP financial measures that Cnova uses as measures of its performance. These non-GAAP measures should be viewed as a supplement to and not a substitute for Cnova’s IFRS measures of performance and financial results in accordance with IFRS and reconciliations from these results should be carefully evaluated.

Restatements, adjustments and reclassifications:

•                  1Q15 and 2Q15 have been adjusted for the apportionment of certain adjustments previously recorded in 4Q15 — see our annual report on form 20-F on pages iv, 95 and F13 for more details.

•                  2Q15 figures have been adjusted to take into account the disposal of MonShowroom in 3Q15.

•                  2Q15 figures have been adjusted for the reclassification as discontinued activities of Cdiscount Thailand and Cdiscount Vietnam, (which have been both sold in 1Q16), Cdiscount Panama and Cdiscount Ecuador (both discontinued in 3Q15), Cdiscount Cameroon and Cdiscount Senegal (both discontinued in 2Q16) and Cdiscount Colombia (scheduled to be closed at the end of July 2016).

For more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, February 24, 2016, April 12, 2016, April 26, 2016 and July 22, 2016, [available at: www.cnova.com/en/investor-relations/press-releases/] and the “Explanatory Note” contained in our 2015 Annual Report on Form 20-F available at www.cnova.com and downloadable directly from the SEC’s website at www.sec.gov).

2nd quarter 2015 figures of Cnova Brazil and Cdiscount also reflect the reclassification of warehouse costs, and this is unrelated to the ongoing internal review at Cnova Brazil.

Adjusted net profit/(loss)

Adjusted earnings per share (Adjusted EPS)

Adjusted net profit/(loss) is calculated as net profit/(loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.

Adjusted net profit/(loss) Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating adjusted net profit/(loss) facilitates the comparison of income on a period-to-period basis.

Adjusted EPS is calculated as adjusted net profit/(loss) divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to adjusted net profit/(loss) attributable to equity holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ millions	Q2 2016	Q2 2015
Net profit/(loss) for the period attributable to equity holders of Cnova	(115.1)	(24.1)
Excluding:
Restructuring expenses	6.1	6.7
Litigation expenses	33.4	0.8
Initial public offering expenses	—	0.3
Gain/(loss) from disposal of non-current assets	0.6	0.3
Asset impairment charges	1.9	0.5
Income tax effect on above adjustments	(0.4)	(1.0)
Minority interest effect on above adjustments	(0.2)	(0.6)
Adjusted net profit/(loss) for the period attributable to equity holders of Cnova	(73.8)	(17.2)
Weighted average number of ordinary shares	441,297,846	442,617,845
Adjusted EPS (€) from continuing operations	(0.17)	(0.04)

Free cash flow

Free cash flow is calculated as net cash from/(used in) continuing operating activities less capital expenditures (purchases of property, equipment and intangible assets) as presented in our cash flow statement. Free cash flow is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, it allows the comparison of operational cash flow after capex on a period-to-period basis.

€ millions	June 30, 2016 (LTM)	June30, 2015 (LTM)
Net cash from/(used in) continuing operating activities	(131.0)	132.5
Less purchase of property, equipment & intangible assets	(50.4)	(82.3)
Free cash flow	(181.5)	50.2

Gross profit and Gross margin

Gross profit is calculated as net sales less cost of sales. Gross margin is gross profit as a percentage of net sales. Gross profit and gross margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of gross profit and gross margin for each of the periods indicated:

€ millions	Q2 2016	Q2 2015
Net sales	665.3	825.6
Less: Cost of sales	(579.6)	(711.4)
Gross Profit	85.6	114.2
Gross margin	12.9%	13.8%

Net Cash/(Net Financial Debt)

Net cash/(Net financial debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less (iii) current and (iv) non-current financial debt. Net cash/(Net financial debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of net cash/(net financial debt) for each of the periods indicated:

€ millions	June 30, 2016	June 30, 2015
Cash and cash equivalents	174.7	414.0
Plus cash pool balances with Casino presented in other current assets	—	—
Less current financial debt	(453.7)	(366.2)
Less non-current financial debt	(8.6)	(9.9)
Net cash/(Net financial debt)	(287.6)	38.0

Adjusted EBITDA

Adjusted EBITDA is calculated as operating profit/(loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit/(loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure, for each of the periods indicated.

€ millions	Q2 2016	Q2 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(43.6)	(8.6)
Excluding: Share based payment expenses	—	0.3
Excluding: Depreciation and amortization	8.3	9.6
Adjusted EBITDA	(35.3)	1.2

Cash loss from activities

Cash loss from activities is calculated from entries on the cash flow statement in the following way: net profit/(loss) for the last twelve months, plus depreciation and amortization expense, plus/(income) expenses on share-based payment plans, plus (gains)/losses on disposal of non-current assets and impairment of assets, plus share of (profits)/losses of associates, plus other non-cash items plus financial expense, net, plus current and deferred tax (gains)/expenses, plus income tax paid.

€ millions	June 30, 2016 (LTM)
Net profit/(loss) for the period from continuing activities	(344.0)
Depreciation and amortization expense	35.0
(Income) expenses on share-based payment plans	0.1
(Gains) losses on disposal of non-current assets and impairment of assets	20.1
Share of (profits) losses of associates	—
Other non-cash items	0.5
Financial expense, net	84.0
Current and deferred tax (gains) expenses	38.5
Income tax paid	(3.4)
Cash loss from activities	(169.1)

Upcoming Events

Tuesday, July 26, 2016 at 16:00 CEST: Cnova Second Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

Toll-Free

Brazil               0 800 891 6221

France          0 800 912 848

UK                             0 800 756 3429

USA                      1 877 407 0784

Toll                          1 201 689 8560

Conference Call Replay Dial-In Numbers:

Toll-Free  1 877 870 5176

Toll                          1 858 384 5517

Available From: July 26, 2016 at 13:00 EST / 19:00 CEST

To:  August 9, 2016 at 00:00 EST / 06:00 CEST

Replay Pin Number:  13640597

Webcast:

http://public.viavid.com/index.php?id=120177

Presentation materials to accompany the call will be available at cnova.com on
July 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.